As filed with the Securities and Exchange Commission on August 12, 2002
                                                              File No. 333-91132
                                                                       ---------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             MENTOR PROMOTIONS, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                             5960                    75-2900513
------------------              -------------------------     ------------------
(State or jurisdiction of       (Primary Industrial           I.R.S. Employer
incorporation or organization)   Classification Code No.)     Identification No.


            5114 Dowell Circle, Rockwall, Texas 75032 (972) 772-7740
           ----------------------------------------------------------
  (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)


                                   Mark Wells
            5114 Dowell Circle, Rockwall, Texas 75032 (972) 772-7740
            ---------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

         Copies to:      T. Alan Owen & Associates, P.C.
         ---------              Attorneys at Law
                        1112 E. Copeland Road, Suite 420
                             Arlington, Texas 76011
                                 (817) 460-4498
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                                CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------

Title of Each           Amount         Proposed Maximum        Proposed              Amount of
Class of Securities      To be          Offering Price      Maximum Aggregate      Registration
to be Registered       Registered        Per Share (1)       Offering Price (1)        Fee
-----------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                   200,000            $0.25               $  50,000              $269
Maximum                 2,000,000            $0.25               $ 500,000              $269

-----------------------------------------------------------------------------------------------



Total maximum           2,000,000            $0.25               $ 500,000              $269(2)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                             MENTOR PROMOTIONS, INC.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share


We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our officers and directors, Mark Wells and Jeff Thaxton. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held by the Company uncashed until the minimum amount is raised, at which time the funds will be deposited in the Company bank account, and stock certificates issued. The offering will end on February 28, 2003 and should we not sell the minimum amount, the funds will promptly be returned to investors, and no interest will be paid on these funds.


The Offering:
                                Per Share     Minimum     Maximum
                                ---------     -------     --------
Public Offering Price . . .       $0.25       $50,000     $500,000


There is currently no market for our securities and no market may ever develop for our securities.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------


                    This Prospectus is dated August 12, 2002

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on August 2, 2000 in the State of Nevada. Our executive offices are located at 5114 Dowell Circle, Rockwall, Texas 75032. We are engaged in the promotion of companies and/or products over the internet. At this time we own 100% of the outstanding stock of Monsterfit.com, Inc. which sells vitamins and supplements over the internet targeted at bodybuilders on our website www.monsterfit.com. The funds from this offering will allow us to further develop our advertising and marketing strategies by advertising in fitness magazines. The minimum funds raised in this offering will take us to a point where we reach the operating stage.

         As well as being a newly formed company, we:
o        are controlled by one individual;
o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
o        have limited operating history with little revenue from operations;
o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and
o received a report from our independent certified public accountant who gave us a 'going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.

THE OFFERING
                                                    Minimum        Maximum
                                                   ---------      ---------
Common stock offered                                 200,000      2,000,000
Total shares outstanding after this offering       4,520,000      6,320,000


Officers, directors, their affiliates and principal shareholders will not be able to purchase shares in this offering.


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o develop our advertising program to advertise in periodicals and internet promotions
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.



WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF NEVADA ON AUGUST 2, 2000, WITH LIMITED ACTIVITY AND EXPECT TO HAVE LOSSES THAT MAY CONTINUE FOR THE FORESEEABLE FUTURE WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE OF BECOME WORTHLESS.


We have not achieved profitability from continued operations and expect to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.


WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.


Upon completion of this offering, our officers will, in the aggregate, beneficially own approximately 89.38% (or 63.92% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.


OUR OFFICERS AT PRESENT SPEND LESS THAN TEN PERCENT (10%) OF THEIR TIME ON THE ACTIVITIES OF THE COMPANY, WHICH COULD CAUSE A LACK OF ATTENTION TO THE BUSINESS AND CAUSE THE BUSINESS TO DECLINE OR EVEN BECOME WORTHLESS.

         At the present time, our officers spend less than ten percent (10%) of their time on the activities of the Company. After the offering is complete, they expects to spend more time in order to implement the plan of operations to build the business of the company. There is a risk that they continue to spend only 10% of their time on the activities of the Company, and if this turns out to be the case, the business of the Company could stagnate, decline or even become worthless.

OUR PRODUCTS ARE SUBJECT TO CERTAIN GOVERNMENT REGULATION, AND THE REGULATING OF THESE PRODUCTS AS MEDICAL DRUGS AND NOT DIETARY SUPPLEMENTS COULD CAUSE OUR BUSINESS TO BE REDUCED SUBSTANTIALLY WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT DECLINE OR BECOME WORTHLESS.


The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the Food and Drug Administration (the "FDA"), which regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and regulations promulgated thereunder. The Company's products are also subject to regulation by the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act of 1994 (the "DSHEA"). The Company's products are generally classified and regulated as dietary supplements under the FDCA, as amended, and are therefore not subject to premarket approval by the FDA. However, these products are subject to extensive labeling regulation by the FDA and can be removed from the market if shown to be unsafe. Moreover, if the FDA determines, on the basis of labeling claims by the Company, that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, it can regulate those products as drugs and require premarket clearance for safety and effectiveness. In addition, if the FDA determines that the requirements of DSHEA for making claims that a dietary supplement affects the "structure or function" of the body have not been met, such non-complying claims could result in the regulation of such products as drugs. If any products are deemed to be medical drugs, we will not sell them. The removal of a frew items would not change our business plan; however, if all vitamins and supplements were to become regulated, the cost of compliance would have to be determined and if that regulation were to occur, it could cause a substantial decrease in the sales of product, and could cause the value of your investment to decline. Any removal of products from our product line could cause a reduction in sales, and likewise could cause a reduction in the value of your investment.


IF UNFAVORABLE PUBLICITY REGARDING NUTRITIONAL SUPPLEMENTS, IT COULD CAUSE OUR SALES TO DECLINE AND THEREBY CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

The Company believes the nutritional supplement market is affected by national media attention in medical journals, magazines, newspapers and television programs regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will not be unfavorable to the nutritional supplement market or any particular product, or inconsistent with earlier favorable research or publicity. Future reports of research that are perceived as less favorable or that question such earlier research could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products as directed. In addition, the Company may not be able to counter the effects of negative publicity concerning the efficacy of its products.


WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, AND IF CANNOT OBTAIN CAPITAL AT FAVORABLE TERMS, YOUR INVESTMENT COULD SEE SUBSTANTIAL DILUTION OR, IF WE CANNOT RAISE ADDITIONAL CAPITAL, COULD CAUSE YOUR INVESTMENT TO LOSE VALUE OR BECOME WORTHLESS.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations for the next twelve months. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

NO PUBLIC MARKET HAS EXISTED FOR OUR SHARES AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED; IF THAT HAPPENS, YOU MAY NOT BE ABLE TO SELL THE SHARES PURCHASED IN THIS OFFERING.

         There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.

OUR OPINION FROM OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT HAS A PARAGRAPH THAT STATES THAT WE DO NOT HAVE SUFFICIENT CAPITAL TO CONTINUE AS A GOING CONCERN

         A 'going concern opinion' which was expressed by our auditor means that we do not have sufficient capital resources to operate for the next twelve months in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that we do not raise sufficient capital and do not continue as a going concern and the amount you can sell your common stock purchased in this offering is lower than the amount you paid for it.



                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                    $50,000         $500,000
                                                    Minimum          Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses                 9,500           26,500
Other Offering Expenses                               7,269            7,269
Net Proceeds to Company                              33,231          466,231
                                                   --------         --------
TOTAL                                              $ 50,000         $ 500,000

The following describes each of the expense categories:
o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table sets forth how we anticipate using the net proceeds to the company:

                                         $50,000        $250,000      $500,000
                                         Minimum        Midpoint       Maximum
------------------------------------------------------------------------------
Advertising                              $ 27,000       $170,000      $350,000
Office equipment                            2,000          5,000        27,000
Salaries                                     -0-          30,000        50,000
Internet security                            -0-           5,000        15,000
General corporate overhead                  4,231          6,231        24,231
                                         --------      ---------      --------
Proceeds to company                      $ 33,231      $ 216,231      $466,231


         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have had cyclical revenue from operations. Our internet activity is limited and our revenue is cyclical because we have had limited funds to spend on advertising our website. At the times we have advertised, we have been able to generate sales. From inception to May 31, 2002, we have had internet sales of $13,892.40 on advertising costs of $6,260.25. It is our opinion that with sustained advertising in targeted periodicals, our repetitive name display and regular use will cause a continual increase in sales.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of March 31, 2002 was $32,675 or $0.008 per share. Book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of March 31, 2002 would be approximately $65,906 or $0.015 per share, if the minimum is sold, and $498,906 or $0.08 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

o if the minimum of 200,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.015 per share and an immediate increase in book value per common share to our current stockholders.
o if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.08 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
-------------------------------------------------------
                                                            Minimum     Maximum
Assumed initial public offering price                        $0.25       $0.25

Book value as of March 31, 2002                              $0.008      $0.008
Projected book value after this offering                     $0.015      $0.08
Increase attributable to new stockholders:                   $0.015      $0.08

Projected book value
  as of March 31, 2002 after this offering                   $0.015      $0.08
Decrease to new stockholders                                ($0.235)    ($0.17)
Percentage dilution to new stockholders                       94 %        68 %

         The following table summarizes on a projected basis as of March 31, 2002, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

MINIMUM OFFERING
----------------
                   Number        Percent                    Average
                  of shares     of shares      Amount       price per
                    owned         owned         paid         share       % paid
-------------------------------------------------------------------------------
Current
shareholders      4,320,000       95.6        $ 53,000     $ 0.012       51.5

New investors       200,000        4.4        $ 50,000     $ 0.25        48.5
                 --------------------------------------------------------------


Total             4,520,000      100.0        $103,000

MAXIMUM OFFERING
----------------
                   Number        Percent                    Average
                  of shares     of shares      Amount       price per
                    owned         owned         paid         share       % paid
-------------------------------------------------------------------------------
Current
shareholders      4,320,000       68.4        $ 53,000     $ 0.012        9.6

New investors     2,000,000       31.6        $500,000     $ 0.25        90.4
                 --------------------------------------------------------------


Total             6,320,000      100.0        $553,000

                              PLAN OF DISTRIBUTION

         This offering of our common stock is being sold on our behalf by our officers and director, who will receive no commission on such sales. All sales will be made by personal contact by our officers and directors, Mark Wells and Jeff Thaxton. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Wells or Mr. Thaxton, introduced to them and personally contacted by them or referred to them.


         The officers will be selling the common stock in this offering relying on the safe harbor from broker registration under the Securities Act of 1934. Both Mr. Wells and Mr. Thaxton qualify under this safe harbor because neither Mr. Wells or Mr. Thaxton: (a) is subject to a statutory disqualification, (b) will be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) are associated persons of a broker dealer, and have not been associated persons of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering.

         The money we raise in this offering before the minimum amount is sold will be held uncashed by the Company until the minimum amount is raised, at which time the funds will be deposited in the Company account. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by February 28, 2003.


         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on August 2, 2000. Our founder, Mark Wells is our sole director, officer and employee and holds 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         We are a company that promotes products over on the internet. We own 100% of Monsterfit.com, Inc. a which operates the website www.monsterfit.com which sells vitamins and supplements targeted mainly to people interested in fitness, such as bodybuilders.


         The method we use to promote or advertise a product or business is via the internet. To date, we have had limited activity because we need more money to fund online questionnaires, purchasing email lists, etc. We are seeking to raise funds to advertise in targeted publications such as Muscle & Fitness, Flex, Shape, Men's Fitness, Vitamin Retailer, and Senior Golf. Print advertising may be augmented by internet banner advertising. Through such print publication advertising, a consistent and sustained message will be communicated to the customer and the Company believes that will result in increased online purchasing.

         When we raise the funds from this offering, we will have sufficient funds and we will focus on email, banner ads and links to other sites. We will purchase email lists for specific categories and develop other lists, refine and analyze the lists in order to better target our email advertising to get the greatest response per email. Demographic email lists by market segment are available for purchase from numerous companies, such as edirect.com, copywriter.com, and bulkmailmarketingsoftware.com. These companies exist to sell culled email addresses by market and demographic segments. We also plan to develop a variety of services to assist companies promote themselves or their products over the internet.

         Our goal is to become a boutique advertiser on the internet by assisting companies to target their advertising specifically to persons whose demographic data and interests as indicated by them on questionnaires meet the parameters of our clients. Unlike many true internet companies in recent times which have failed to produce profitable revenue, the Company believes it has a solid business plan, a tangible, consumable product that is consumed every day my millions of people. Consequently, we believes our product sales are not internet driven, but are consumer driven. In addition, many true internet companies relied heavily on advertisers on their site, whereas we do not. Also, we have a streamlined, low overhead operation unlike many true internet companies.


         Our initial concentration will be twofold:

o firstly, to purchase email lists of internet users who fit certain profiles;
o secondly, we will develop a stand alone software system that can take the demographic and interest information that we buy or gather from people over the internet. This software system will then be integrated into our existing software program, thereby enhancing the already operational program and thus fully maximizing customer information data. When complete, this system will allow us to send a consistent message to the marketplace and automate the choosing of all email addresses that relate to a specific target category or interest type and design an email advertisement and sent it without having to physically determine which emails to send the advertisement to. Today, we have a fully operational website from which we sell our products. We have not contracted with, or spoken to, any specific companies regarding the further development of our website. This decision will be made at such time as we know what funds we raise in this offering.


         As part of our service we plan to:
o analyze site traffic; this includes the return frequency of visitors, their country of origin, which sites are sending visitors and search engines used to find your site;
o 24 hour monitoring of the website; this includes pager notification if necessary, instant email notification, weekly email summary reports and even monitors your competitors sites;

o        monitor how many hits the website gets;
o        monitor the links and images on all pages of the website;
o customize a clients website to include links that appear to be part of the site itself i.e. a search engine link;
o submission of a clients site to search engines; this can increase traffic and exposure to a site. Depending upon the services subscribed for, we will purchase, on behalf of the client, services that offer a site to come up in the top twenty or fifty lists of a search engine;
o        customize a message board on the website; and
o have a poll where clients can survey their visitors on any topic; these are good for getting interest and getting return visits.


         The services mentioned above are proposed to be implemented through our website. Today, we have a fully operational website offering nutritional, dietary and health and fitness products for online ordering. Through the funds raised in this offering, we plan to enhance and further develop the current website to support the services mentioned above. As revenue will primarily come from product sales, we plan to provide "Member" status at a nominal fee, probably $20 annually, which will allow "Members" to utilize these services at this nominal fee.


         As we develop the systems to integrate and analyze the data from visitors, from email questionnaires or from purchased email lists, we will be able to provide a complete range of services to a client for the promotion of their product or business over the internet.


         As we experiences higher website traffic, we will accumulate demographic information of visitors through survey's, questionnaires, and order forms. Again, through "Member" status, a Member will be asked to fill out such information at the time of membership application. Members will receive special discounts on products, pertinent emails advertising specials on products most likely used, and e-coupons on promotional items.


Growth Strategy:

         We believe that there are many companies needing our services because of the higher projected growth for the direct marketing (internet) channel is primarily based on an increased user familiarity with PCs, coupled with the emergence of industry standards and component commonality, and the resultant increase in customer comfort with using the internet to research or purchase products without the need to "touch and feel" them. In addition, broader product offerings, lower prices and greater purchasing convenience that direct marketers generally provide over traditional retail stores and local dealers.


Competition

         The nutritional supplement industry is highly competitive. Numerous companies compete with the Company in the development, manufacture and marketing of nutritional supplements. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company

         The Company's primary competitors in the independent and natural health food market include Nature's Way, Nutraceuticals, Solgar, Twinlab and EAS. In the mass volume retail market, competitors include Weider, Amerifit, Richardson Labs, Slim-Fast, Thompson Medical and Cybergenics. Gyms and health club suppliers include Costello's, Nature's Best and Science Foods. In the direct sale and mail order markets, competitors include Amrion, Amway, Nu-Skin, Usana and in the private label manufacturing market, competitors include GNP, Pharmavite, Leiner, Tishcon and Northridge Labs. In the e-commerce arena, the Company competes with e- retailers such as e-Nutrition. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.

         The Company believes that by reacting quickly to market changes, scientific discoveries and competitive challenges, the Company will continue to compete effectively in the nutritional supplement industry. As the nutritional supplement industry grows and evolves, the Company believes product manufacturers will rely heavily on retailers that can respond quickly to new opportunities and support them with production distribution capacity. The Company believes it has a distinct competitive advantage over other nutritional supplement companies because of its portfolio of recognized brands.

         We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Several of our competitors are larger and have substantially greater financial resources than we.

         Our website identifies "Victory Gym" which is a gym owned by an officer of the Company. He advertises our products and website at his gym and in return we place his name on our website. No other fees are paid for this affiliation.


Status of product or services based on public information requiring an investment or material assets of the issuer.
         As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Dependence on One or a Few Major Customers.
------------------------------------------
         As we are a new company, we have limited business and so it is too early to tell if we could become dependent on one or a few large companies as our customers. We do not anticipate becoming dependent on a few companies as our source of income.

Need for Governmental Approval of Principal Products or Services.
----------------------------------------------------------------
         We are not aware of any governmental approval requirements to transact this type of business.

Effect of Existing or Probable Governmental Regulations on the Business.
-----------------------------------------------------------------------
         We are not aware of any probable governmental regulations on our business that would affect our operations.

Research and Development.
------------------------
         We have no research and development. We will enter into a program to accumulate demographic and other data on internet users and this will be an ongoing part of our business.

Costs and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
         We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees.
-------------------
         We have two employee, the President and the Vice President of Marketing, neither of which are paid at this time.

Operations and Technology.
-------------------------
         We have a basic system whereby we can promote companies and/or their products over the internet. The system is not proprietary and will be continually upgraded as newer and better systems become available for us to service our clients. Our real technology will be in the processes we use to accumulate and analyze data which we purchase or collect. Accordingly, our future success will depend our ability to adapt to rapidly changing internet marketing strategies and to continually improve the performance, features and reliability of our service in response to our clients needs and competitive services and evolving demands of the marketplace.

Additional information.
----------------------
         We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development, but as previously outlined, we do intend to spend monies on customer sponsored research activities relating to the development of new email lists, services or techniques; and as previously described, we anticipate spending funds on improvement of existing systems, services and techniques.

                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering.

         The following table sets forth how we anticipate using the net proceeds to the company:

                                           $50,000      $250,000      $500,000
                                           Minimum      Midpoint       Maximum
------------------------------------------------------------------------------
Advertising                                $27,000      $170,000      $350,000
Office equipment                             2,000         5,000        27,000
Salaries                                      -0-         30,000        50,000
Internet security                             -0-          5,000        15,000
General corporate overhead                   4,231         6,231        24,231
                                           -------      --------      --------
Proceeds to company                        $33,231      $216,231      $466,231


Following is a discussion of each anticipated/proposed expense identified above:
o If the minimum amount is raised, we will dedicate 5% of the proceeds to further develop our operational website Monsterfit.com. Should the mid level amount be raised, we will apply 10% of the proceeds to website development. Again, if the maximum be raised, we will dedicate 10% of the proceeds for this purpose. The reason for the greater percentage investment if a lower amount is raised is due to the fact our website is our primary asset and as such requires full operational functionality immediately for us to be competitive. Consequently, as time unfolds, we will invest less in our website both monetarily and as a percentage of revenues as the major investment would already have been made.

o Office equipment, although needful, will be scrutinized based on functional need and business application. Obviously, the more money we have the more flexibility we will have in purchasing office equipment.

o Salaries will not be paid to our two officers regardless of the amount raised, However, as we grow, hourly staff will be added to handle typical increases in paperwork..

o Internet security is needful and demanded by consumers. Such security relates to confidentiality with respect to credit information, securing credit card transactions, and maintaining absolute privacy in the purchasing process.
o Typically, in the world of e-commerce, advertising on the "web" and in trade publications is the medium by which we can raise awareness of our company and our website. Consequently, advertising on the Internet and in trade publications is extremely critical to our success and future growth. As a result, we plan to dedicate significant resources to accomplish brand awareness. New products and services will expand proportionate to our free cash flow. Obviously, the more we raise in the initial offering the more investment we can make in product offerings.
o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

Generating Sufficient Revenue:
------------------------------
The Company plans to generate sufficient revenue by leveraging its existing customer base, expanding and developing its product line, and increasing market penetration. This is planned to be achieved through the following strategies:

Develop Targeted e-mail Marketing Campaign:
-------------------------------------------
Targeted e-mail marketing campaigns are highly focused marketing efforts designed to sell product to a defined demographic group. The design of each campaign includes evaluating and segmenting the target population using personal data, often in combination with demographic screening programs, to estimate the sales potential of different groups. The Company's approach will be to target current customers and those who have ordered from Monsterfit.com at least once.

Expand Product Line:
--------------------
The Company is constantly evaluating the nutritional and supplement market place, adding new products as they become available. The Company works closely with its major vendors to identify and source first-to-market product offerings at aggressive and market leading prices. The Company believes it will generate more favorable terms with its vendors as volume increases.

Trade publication advertising:
------------------------------

A comprehensive promotional program and extensive advertising, in combination with superior customer service standards, have been integral to the Company's growth. These factors have enhanced brand name recognition of the Company and positioned it as a leader in the nutritional supplement industry. A key part of the Company's strategy is to help educate consumers about innovative, safe and beneficial nutritional supplement products. We expect to achieve this by posting health related articles from recognized publications on our website. The benefit to us will be in educating the consumer thereby increasing return visits to our website. The Company has in the past, and intends to promote its products primarily trade magazines, such as Muscle and Fitness, Flex, Shape, Men's Fitness, and Senior Golfer. Print advertising is augmented by Internet "banners".


Financing Needs:
----------------
As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. The development of our web site is critical to our success, as it will be our "touch point" with our customer base and therefore our point of contact and delivery. As a result, direction to our web site through on-line advertising will also be critical. As noted, the Company believes it can develop the web site and fund advertising requirements for the six months the Company believes it needs to be cash flow positive. It is the opinion and express intent of the Company to be cash flow positive within six months of operational commencement. The variable factor as to how fast the Company believes it can grow is dependent on the initial amount of capital raised. Future funding requirements will thus be met through Company generated cash flow.

Cash flow positive operations are projected to be achieved within six months of operational commencement. This will be due to the following:


o On-going cash requirements will consist of advertising, utilities, and nominal corporate overhead requirements, We do not intend to add employees in the near term as we are essentially a broker of product and are technology driven. Consequently, we do not handle product but rather orders through the interactive website MonsterFit.com. As previously mentioned, hourly wage employees will be added as the need arises. Such needs have yet to be determined.


o Advertising, the greatest of these costs, is variable and can be "turned on" or "turned off" as needed.
o As there are no carrying costs due to the fact no inventory is carried in stock, the Company essentially operates on a "margin" basis. Consequently, as no product will ever be sold at a loss (all prices are over the negotiated from vendor cost), every sale contributes to on-going cash flow.

     As presented, the net proceeds total $33,231 if the minimum offering amount is raised. If the minimum offering amount is raised, the Company believes it can be cash flow positive within six months of commencing operations and will not need to raise additional capital for operations. If the mid level proceeds of $216,231 are raised the company will be afforded the ability to invest more heavily in its website and advertising. If the maximum amount of $466,231 is raised and this would give us the ability, not only to be profitable and self-sustaining, but give us additional funds to promote, advertise and sell our products.


Industry Trends:
---------------
We believe several factors account for the steady growth of the nutritional supplement market, including increased public awareness of the health benefits of nutritional supplements and favorable demographic trends toward older Americans who are more likely to consume nutritional supplements. Over the past several years, public awareness of the positive effects of nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. Reports such as those conducted by American Health Services (see AHS Trends @http://www.sciencefor health.com/about/trends.html) have indicated that the United States government and universities generally have increased sponsorship of research relating to nutritional supplements. In addition, Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies. Congress has also recently established the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease. The Company believes it is positioned to capitalize on a more health conscious consumer due to product offering and website accessibility.


                             DESCRIPTION OF PROPERTY


     Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $100.00 per month. This arrangement was started in August 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities. The facilities provided by the President are located at 450 East Highway 67, Duncanville, Texas 75137. The property is a commercial property in a retail strip center leased from an independent third party by Covenant Holdings Group, LLC.


     We also lease space on an internet service provider's server based upon the amount of memory we use.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The directors and officers of the company, their ages and principal positions are as follows:


    Name           Age   Position
--------------------------------------------------------------------------------

   Mark Wells      42    President; Secretary and Director, since August 3, 2000
   Jeff Thaxton    38    Vice President of Marketing, since October 21, 2001


Background of Directors and Executive Officers:


MARK WELLS. Mr. Wells has had extensive experience in financial analysis and bringing financial programs to market in both the commercial and public markets. He has over fifteen (15) years experience in commercial and public finance with a broad and successful history in sales management, new territory development, contract negotiations and financial analysis. He was a regional manager with General Electric Capital Corporation from August 1999 to July 2001 where he was responsible for sales, marketing and coordinating inside sales efforts for General Electric Capital's vendor financial services information technology division. Prior to his joining General Electric Capital Corporation, he held positions as: regional manager of Copelco Capital from 1998 to 1999; a finance executive with Computer Leasing Group from 1996 to 1998; and vice-president of VAResources, a computer leasing company, from 1988 - 1996. He has been president of a private company, Covenant Holdings Group, LLC since 1999.

JEFF THAXTON. May 1990 - Current. Founder of Victory Gym & Fitness Inc. Increased gross revenue from $72,000 in 1990 to $650,000 currently. Membership increased likewise from 150 to about 1600. Mr. Thaxton controled all marketing functions and many areas of management. He is also a certified personal trainer and prescribes and oversees workout routines. December 2000 - Current. Founded Monsterfit.com, which was purchased by Mentor Promotions, Inc. in October 2001. Mr. Thaxton handles all business functions of this company.


     Initially, the officers will not spend full time on the activities of the company since their current activities would take up some of their time. These activities include for Mark Wells his responsibility as an officer of Covenant Holdings Group, LLC and for Jeff Thaxton, the operating of a gym and fitness center - Victory Gym. They will devote more and more time to the activities of the company as time goes on since their roles at their respective companies are supervisory, and functions can be delegated to other employees. Initially, they expect to spend twenty hours per week and increase that weekly time as the activities of the company require. Mr. Wells and Mr. Thaxton are prepared to devote themselves full time to the success of the company.

     Covenant Holdings Group, LLC is a holding company under which it owns check cashing stores under the brand name 'United Check Cashing' and hair cut stores under the brand name 'Great Clips'. Victory Gym & Fitness, Inc. owns a full service health and fitness facility in Cedar Hill, Texas..


                     REMUNERATION OF DIRECTORS AND OFFICERS

     Our sole officer and director has received no compensation other than the 3,500,000 shares of common stock he received for services on August 2, 2000 and has no employment contract with the company.

     Name of Person          Capacity in which he served        Aggregate
Receiving compensation         to receive remuneration         remuneration
--------------------------------------------------------------------------------
     Mark Wells               President, Secretary             3,500,000 shares
                                and Treasurer                  of common stock


     Mr. Wells received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing. Mr. Wells was granted the stock for forming the Company, developing a plan of action which included the identification and purchase of a business that in his opinion has opportunity for growth, and has spent considerable time since its inception two years ago to research possible companies and fulfill his plan to purchase a business that has, in his opinion, substantial potential and opportunity for growth. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

        The Company issued 200,000 shares on August 28, 2000 to an unrelated company, Art Xpectations, LLC, in consideration for building and developing a website for the Company. The website was developed to help the Company promote products and services over the internet. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 120,000 shares along with $6,000 on October 25, 2001 to unrelated individuals in consideration for the purchase of Monsterfit.com, Inc., now a subsidiary of the Company. The purchase was effective July 1, 2002. This stock was valued at $24,000 or $0.20 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction, the individuals received the 120,000 shares in exchange for their shares of Monsterfit.com, Inc., the shares of stock valued at $0.20 per share or a total of $24,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

     As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time. We have no employment contracts since the Company does not have the funds available to pay salaries to its officers. No such employment contracts are anticipated, but it is anticipated that when the Company develops a positive cash flow, that the directors will determine reasonable compensation for its officers and other employees.



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     On August 2, 2000, the president of the company received 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.


     On August 28, 2000, we entered into an agreement with Art Xpectations, LLC to develop and link our website for which we issued a total of 200,000 shares valued at $0.05 per share.

     On October 25, 2001, we purchased Monsterfit.com, Inc. for $30,000, composed of issuing 120,000 shares of common stock valued at $0.20 per share, paying a $6,000 to the shareholders of Monsterfit.com, Inc. The valuation of the stock was valued based upon a capitalization of ten times earnings, the basis of which were mutually reached projections of sales and earnings after the anticipated raising of funds to advertise and promote customers to the Monsterfit.com website.



     As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
o    a director or officer of the issuer;
o    any principal security holder;
o    any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.

                             PRINCIPAL SHAREHOLDERS

     The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:
                            Name and Address         Amount owned
     Title                       of Owner            before offering   Percent
------------------------------------------------------------------------------
President, Secretary        Mark Wells                 4,000,000        92.59%
    And Director            5114 Dowell Circle
                            Rockwall, Texas 75032

Vice President of
    Operations              Jeff Thaxton                  40,000         0.09%
                            130 E. Belt Line Road
                            Cedar Hill, Texas 75104
                                                       ---------        ------

Total                                                  4,040,000        92.68%


After offering:    Minimum                             4,040,000        89.38%
--------------
                   Maximum                             4,040,000        63.92%

                            SECURITIES BEING OFFERED

     We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 200,000 shares and a maximum of

2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of March 31, 2002, we had 4,320,000 shares of common stock issued and outstanding.

     Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

     The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

     The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

     We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on August 2, 2000. We have had no disagreements with him on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     We  have  no   underwriting   agreement  and  therefore  no  provision  for
indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

     Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen & Associates, P.C., 1112 E. Copeland Road, Suite 420, Arlington, Texas 76011.


                                     EXPERTS

     The financial statements as of March 31, 2002 and December 31, 2001, and for the three months ended March 31, 2002 and the twelve months ended December 31, 2001 of the company included in this prospectus have been audited by Charles
E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.


                                 DIVIDEND POLICY

     To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 TRANSFER AGENT


     We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244, telephone 972-788-4193.

                                CHARLES E. SMITH

                           CERTIFIED PUBLIC ACCOUNTANT
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087
                            ------------------------
                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Mentor Promotions, Inc.

         I have audited the accompanying balance sheets of Mentor Promotions, Inc. as of March 31, 2002 and December 31, 2001and 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the three months ended March 31, 2002 and the twelve months ended December 31, 2001, and the period from August 2, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Promotions, Inc. as of March 31, 2002 and December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the three months ended March 31, 2002 and the twelve months ended December 31, 2001, and the period from August 2, 2000 (date of inception) to December 31, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


/s/  Charles E. Smith
---------------------
     Charles E. Smith
     Rockwall, Texas
     May 21, 2002






                    MENTOR PROMOTIONS, INC.


                  CONSOLIDATED BALANCE SHEETS
             March 31, 2002 and Decemebr 31, 2001

                            ASSETS
                            ------


                                                       Mar 31, 2002   Mar 31, 2001    Dec 31, 2001  Dec 31, 2000
                                                       ----------------------------  ---------------------------

CURRENT ASSETS:
    Cash                                                      $1,042          $177            $809         $177
    Accounts receivable                                            0        12,500               0       12,500
    Accrued interest receivable                                  333             0              83            0
    Note receivable                                           12,500             0          12,500            0
                                                       ----------------------------  ---------------------------
    Total Current Assets                                     $13,875       $12,677         $13,392      $12,677

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                             18,750             0          20,833        8,611

                                                       ----------------------------  ---------------------------

TOTAL ASSETS                                                 $32,625       $12,677         $34,225      $21,288
                                                       ============================  ===========================




             LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES
    Accounts payable                                            $645            $0            $553           $0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value,
         25,000,000 shares authorized,
         4,320,000 shares issued and outstanding               4,320         4,200           4,320        4,200
    Additional paid-in-capital                                45,216        14,136          44,916       13,836
    Accumulated deficit                                      (17,556)       (5,659)        (15,564)       3,252
                                                       ----------------------------  ---------------------------
        Total Stockholders' Equity                            31,980        12,677          33,672       21,288
                                                       ----------------------------  ---------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $32,625       $12,677         $34,225      $21,288
                                                       ============================  ===========================













See accompanying notes                F-2





                             MENTOR PROMOTIONS, INC.


                            STATEMENT OF OPERATIONS
                   Three Months Ended March 31, 2002 and 2001
                   Twelve Months Ended December 31, 2001, and
       Period from August 2, 2000 (date of inception) to December 31, 2000


                                                                                                    Period from
                                                                                                     inception,
                                                            Three         Three          Twelve     Aug 2, 2000
                                                        Months Ended   Months Ended   Months Ended       to
                                                        Mar 31, 2002   Mar 31, 2001   Dec 31, 2001  Dec 31, 2000
                                                       ----------------------------  ---------------------------

REVENUE:
    Sales                                                       $595            $0          $2,512      $21,783

COST OF SALES:                                                   154             0           1,760        6,390
                                                       ----------------------------  ---------------------------

GROSS PROFIT                                                     441             0             752       15,393

OPERATING EXPENSE:
    Amortization                                               2,083             0           4,167        1,389
    General and administrative                                   600           300           1,841       10,752
    Goodwill impairment                                                                      5,031
    Asset impairment loss                                          0         8,611           8,611            0
                                                       ----------------------------  ---------------------------
        Total Operating Expense                                2,683         8,911          19,650       12,141

                                                       ----------------------------  ---------------------------

Net Operating Income                                          (2,242)       (8,911)        (18,898)       3,252

Interest income                                                  250             0              83            0
                                                       ----------------------------  ---------------------------

NET LOSS                                                     ($1,992)      ($8,911)       ($18,815)      $3,252
                                                       ============================  ===========================



Weighted average shares outstanding                        4,320,000     4,200,000       4,244,055    4,175,163
                                                       ============================  ===========================

Loss per share - basic and diluted                            ($0.00)       ($0.00)         ($0.00)      ($0.00)
                                                       ============================  ===========================














See accompanying notes                F-3




                             MENTOR PROMOTIONS, INC.


           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
        Period from August 2, 2000 (date of inception) to March 31, 2002


                                                  Common  Stock            Paid In       Accumulated
                                                Shares        Amount       Capital         Deficit       Total
                                         ------------------------------------------  ---------------------------

Balance, August 2, 2000,
    date of inception                                0             0             0               0            0

Common stock issued on
        August 2, 2000 for:
        cash                                   500,000           500                                        500
        services                             3,500,000         3,500                                      3,500

Common stock issued on
        August 20, 2000 for:
          website development                  200,000           200         9,800                       10,000

Paid in capital by shareholders
        Rent of office                                                         500                          500
        Expenses paid by shareholder                                         3,536                        3,536

Net Income                                                                                   3,252        3,252

                                         ------------------------------------------  ---------------------------
Balance,
        December 31, 2000                    4,200,000         4,200        13,836           3,252       21,288
                                         =======================================================================

Shares issued for:
        Purchase of subsidiary                 120,000           120        23,880                       24,000

Paid in capital by shareholders:                                                                              0
        Rent of office                                                       1,200                        1,200
        Payments in conjunction
          with purchase of subsidiary                                        6,000                            0

Net Loss                                                                                   (18,815)     (18,815)

                                         ------------------------------------------  ---------------------------
Balance
        December 31, 2001                    4,320,000        $4,320       $44,916        ($15,563)     $27,673
                                         ==========================================  ===========================

Paid in capital by shareholder
        Rent of office                                                         300                          300

Net Loss                                                                                    (1,992)      (1,992)

                                         ------------------------------------------  ---------------------------
Balance
        March 31, 2002                      $4,320,000        $4,320       $45,216        ($17,555)     $25,981
                                         ==========================================  ===========================





See accompanying notes                F-4





                             MENTOR PROMOTIONS, INC.


                            STATEMENT OF CASH FLOWS
                   Three Months Ended March 31, 2002 and 2001
                   Twelve Months Ended December 31, 2001, and
       Period from August 2, 2000 (date of inception) to December 31, 2000


                                                                                                    Period from
                                                                                                     inception,
                                                            Three         Three          Twelve     Aug 2, 2000
                                                        Months Ended  Months Ended    Months Ended       to
                                                        Mar 31, 2002  Mar 31, 2001    Dec 31, 2001  Dec 31, 2000
                                                       ----------------------------  ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                 ($1,992)      ($8,911)       ($18,815)      $3,252
    Adjustments to reconcile net loss to net
         cash (used) by operating activities:
           Items not requiring cash:
              Amortization                                     2,083             0           4,167        1,389
              Paid in capital by shareholder                     300           300           1,200          500
              Write off asset and goodwill impairment              0         8,611          13,642            0
              Stock issued for services                            0             0               0        3,500
              Expenses paid by shareholder                         0             0               0        3,536
    Adjustments for other operating activities:
          Decrease (increase) in current assets                 (250)            0             (83)     (12,500)
          Increase (decrease) in accounts payable                 92             0             553            0
                                                       ----------------------------  ---------------------------
NET CASH (USED) BY OPERATING ACTIVITIES:                         233             0             664         (323)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash used in purchase of subsidiary                            0             0          (6,000)           0
    Common stock issued for subsidiary                             0             0             (32)           0
                                                       ----------------------------  ---------------------------
    Total cash flows from financing activities                     0             0          (6,032)           0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                           0             0               0          500
    Paid in capital by shareholder                                 0             0           6,000            0
                                                       ----------------------------  ---------------------------
    Total cash flows from financing activities                     0             0           6,000          500

                                                       ----------------------------  ---------------------------

NET INCREASE IN CASH                                            $233            $0            $632         $177

CASH, BEGINNING OF PERIOD                                        809           177             177            0
                                                       ----------------------------  ---------------------------

CASH, END OF PERIOD                                           $1,042          $177            $809         $177
                                                       ============================  ===========================





Non-cash investing activity - the company issued 120,000 shares valued at $0.20 per share along with $6,000 for acquisition of subsidiary in 2001.
The $6,000 was paid on behalf of the Company by its largest shareholder.



See accompanying notes                F-5

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2002 and December 31, 2001



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
-------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and the financial statements reflect the consolidation of the accounts of this subsidiary, which was the purchase of a business and is accounted for by the purchase method. The Company's business plan outlines its plan of operations, which is to promote its products over the internet, which currently are comprised of vitamins, supplements and gear targeted to body builders.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Supplier Concentration:
-----------------------
The Company purchased product from only one supplier for its operations for the period presented. Although products are available from other sources, the vendor's inability to supply products in a timely manner could adversely affect the Company's ability to satisfy customer demands.

Revenue Recognition:
--------------------
The Company recognizes revenues from product sales and delivery, net of returns and discounts, when the products are shipped to customers. The company formerly purchased and resold the products and recorded sales and costs of sales. Recently however, the Company entered into an agreement with a distributor to drop ship the products and credit the Company with its portion of the profit. The Company books the net amount as income.

Use of Estimates:
-----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets:
------------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2002 and December 31, 2001


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Capitalized Web Site Development Costs and Software:
----------------------------------------------------
The Company accounts for its web site development costs and internally developed software costs in accordance with Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs and the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or
Obtained for Internal Use. This requires the capitalization of the costs incurred. Capitalized costs are amortized on a straight-line basis over the useful life of the software once it has been placed into service.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.



NOTE B - WEB SITE:
------------------

The Company's primary asset is its web site that is the center of its operational and income-generating activities for which it issued 200,000 shares of common stock valued at $10,000. The cost of the web site is being amortized over three years starting in June 2000, the first month of operation.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock valued at $0.05 per share. Since there was no readily determinable market value for the Company's common stock, the per share price was negotiated and determined by the fair value of services received.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2002 and December 31, 2001


NOTE C - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2002 and December 31, 2001, there were 4,320,000 shares outstanding. The Company has not paid a dividend to its shareholders.

Common stock issuances:
-----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000, and the purchase was effective as of July 1, 2001.


NOTE D - INCOME TAXES:
----------------------
The Company had a net operating loss of $23,221 through March 31, 2002. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:  2020       $ 9,543
                                   2021        11,686
                                   2022         1,992

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                         $(23,221)
         Valuation allowance                                        23,221
                                                                  --------
         Total deferred income tax assets                             -0-
         Total deferred income tax liabilities                        -0-
         Net deferred income tax assets                           $   -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                (34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset   34 %
                                                                   ------
         Effective tax rate                                           0 %


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

On October 25, 2001, Jeff Thaxton, the Company's Vice President, received 40,000
shares  and  $$2,000  in   consideration   for  his  portion  of   ownership  in
Monsterfit.com, Inc. The purchase was effecctive July 1, 2001. See Note C.

In addition, the President is providing office space to the Company valued at $100 a month. The value of the office space is being recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                      March 31, 2002 and December 31, 2001

NOTE F - GOING CONCERN:
-----------------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Although the Company did not have negative cash flow from operations, it is a development stage enterprise and has not yet generated significant revenues. The Company has funded its operations to date from the issuance of shares and debt. These matters raise substantial doubt about its ability to continue as a going concern.

The company has minimal capital resources available to offset losses from operating and other obligations expected to be incurred. The continued existence is dependent upon several factors, including its ability to generate significant revenue and to generate operating capital.

Management of the Company is engaged in filing a Form SB-1 registration statement to raise a minimum of $50,000 and a maximum of $500,000 to cover its anticipated expenses and provide working capital.

The Company plans to generate sufficient revenue by:

Develop Targeted Marketing Campaign:
------------------------------------
Targeted marketing campaigns are highly focused marketing efforts designed to sell product to a defined demographic group. The design of each campaign includes evaluating and segmenting the target population using personal data, often in combination with demographic screening programs, to estimate the sales potential of different groups. The Company's approach will be to advertise in magazines targeting the body builder groups. The Company believes that this approach to marketing campaigns is an effective and efficient means to generate sales revenue.

Expand its Product Line:
------------------------
The Company is constantly evaluating products and adding new products as they become available. The Company works closely with its major vendors to identify and source first-to-market product offerings at aggressive and market leading prices. The Company believes it can generate more favorable terms with its vendors as volume increases.

Customer Segmentation & Targeted Advertising:
---------------------------------------------
The Company seeks to increase its customer base through targeted mailings as well as increasing its penetration in existing customers. The Company has developed an on-line catalog, featuring product offerings, designed to address the needs of specific customer segments. The Company's web-based catalog provides detailed descriptions of product offerings, allowing for search and on-line capabilities.

Accordingly, the Company's continued existence is dependent upon the successful raising of capital, successful results from the Company's plan of operations, or obtaining financing. There can be no assurance that the Company will be successful in its efforts to raise sufficient operating capital, achieve future profitable operations, or obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE G - ASSET WRITE OFF:
-------------------------

In 2000, the Company had a website developed which became obsolete when it became clear that the Company would purchase Monsterfit.com, Inc. The balance of the value of this website, $8,611, was written of in the first quarter of 2001.

                                CHARLES E. SMITH

                           CERTIFIED PUBLIC ACCOUNTANT
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            ------------------------
                            TELEPHONE (214) 212-2307


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Monsterfit.com, Inc.

         I have audited the accompanying balance sheets of Monsterfit.com, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monsterfit.com, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2001 and 2000 in conformity with generally accepted accounting principles.



/s/  Charles E. Smith
---------------------
     Charles E. Smith
     Rockwall, Texas
     July 14, 2002



                              MONSTERFIT.COM, INC.


                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000


                                     ASSETS
                                     ------

                                                                         Dec 31, 2001       Dec 31, 2000
                                                                       ----------------   -----------------

CURRENT ASSETS:
    Cash                                                                          $132                $345

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                                               21,528               3,194

                                                                       ----------------   -----------------

TOTAL ASSETS                                                                   $21,660              $3,539
                                                                       ================   =================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES
    Accounts payable                                                              $177              $4,942

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000 shares authorized,
         4,320,000 shares issued and outstanding                                    75                  75
    Additional paid-in-capital                                                  36,285               7,012
    Accumulated deficit                                                        (14,877)             (8,490)
                                                                       ----------------   -----------------
        Total Stockholders' Equity                                              21,483              (1,403)
                                                                       ----------------   -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $21,660              $3,539
                                                                       ================   =================



















See accompanying notes                F-2




                              MONSTERFIT.COM, INC.


                             STATEMENT OF OPERATIONS
                 Twelve Months Ended December 31, 2001 and 2000






                                                     Dec 31, 2001       Dec 31, 2000
                                                   ----------------   -----------------

REVENUE:
    Sales                                                   $4,610              $9,099

COST OF SALES:                                               2,869               6,390
                                                   ----------------   -----------------

GROSS PROFIT                                                 1,741               2,709

OPERATING EXPENSE:
    Amortization                                             6,667               1,667
    General and administrative                               1,462               7,237
                                                   ----------------   -----------------
        Total Operating Expense                              8,129               8,904

                                                   ----------------   -----------------

NET LOSS                                                   ($6,388)            ($6,195)
                                                   ================   =================



Weighted average shares outstanding                         75,000              75,000
                                                   ================   =================

Loss per share - basic and diluted                          ($0.00)             ($0.00)
                                                   ================   =================






















See accompanying notes                F-3




                              MONSTERFIT.COM, INC.


           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
               Period from December 31, 1999 to December 31, 2001




                                          Common  Stock                Paid In        Accumulated
                                       Shares          Amount          Capital          Deficit             Total
                                 -----------------------------------------------------------------   -----------------

Balance,
        December 31, 1999                 75,000              75            4,925          (2,294)              2,706

Paid in capital by shareholders                                             2,086                               2,086

Net Loss                                                                                   (6,195)             (6,195)

                                 -----------------------------------------------------------------   -----------------
Balance
        December 31, 2000                 75,000             $75           $7,011         ($8,489)            ($1,403)
                                 =================================================================   =================


Paid in capital by shareholders                                            29,274                              29,274

Net Loss                                                                                   (6,388)             (6,388)

                                 -----------------------------------------------------------------   -----------------
Balance
        December 31, 2001                $75,000             $75          $36,285        ($14,877)            $21,483
                                 =================================================================   =================




























See accompanying notes                F-4




                              MONSTERFIT.COM, INC.


                             STATEMENT OF CASH FLOWS
                 Twelve Months Ended December 31, 2001 and 2000






                                                                                   Dec 31, 2001        Dec 31, 2000
                                                                                  ----------------   -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                              ($6,388)            ($6,195)
    Adjustments to reconcile net loss to net
         cash (used) by operating activities:
           Items not requiring cash:
                Amortization                                                                6,667               1,667
                Paid in capital by shareholder                                              4,274               2,086
                Write of asset Adjustments for other operating
    activities:
          Decrease (increase) in current assets
          Increase (decrease) in accounts payable                                          (4,766)              2,647
                                                                                  ----------------   -----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                     (213)                205


CASH FLOWS FROM INVESTING ACTIVITIES:                                                           0                   0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock

                                                                                  ----------------   -----------------
    Total cash flows from financing activities                                                  0                   0

                                                                                  ----------------   -----------------

NET INCREASE IN CASH                                                                        ($213)               $205

CASH, BEGINNING OF PERIOD                                                                     345                 140
                                                                                  ----------------   -----------------

CASH, END OF PERIOD                                                                          $132                $345
                                                                                  ================   =================

















See accompanying notes                F-5

                              MONSTERFIT.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
-------
The Company was started in 1999 and then incorporated on May 8, 2001, as a Texas corporation under the name of Monsterfit.com, Inc. The Company sells products over the internet, which currently are comprised of vitamins, supplements and gear targeted to body builders.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Supplier Concentration:
-----------------------
The Company purchased product from only one supplier for its operations for the period presented. Although products are available from other sources, the vendor's inability to supply products in a timely manner could adversely affect the Company's ability to satisfy customer demands.

Revenue Recognition:
--------------------
The Company recognizes revenues from product sales and delivery, net of returns and discounts, when the products are shipped to customers. The company formerly purchased and resold the products and recorded sales and costs of sales. Recently however, the Company entered into an agreement with a distributor to drop ship the products and credit the Company with its portion of the profit. The Company books the net amount as income.

Use of Estimates:
-----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets:
------------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

                              MONSTERFIT.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Capitalized Web Site Development Costs and Software:
----------------------------------------------------
The Company accounts for its web site development costs and internally developed software costs in accordance with Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs and the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or
Obtained for Internal Use. This requires the capitalization of the costs incurred. Capitalized costs are amortized on a straight-line basis over the useful life of the software once it has been placed into service.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.


NOTE B - WEB SITE:
------------------

The Company's primary asset is its web site that is the center of its operational and income-generating activities for which it issued 200,000 shares of common stock valued at $10,000. The cost of the web site is being amortized over three years starting in June 2000, the first month of operation.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock valued at $0.05 per share. Since there was no readily determinable market value for the Company's common stock, the per share price was negotiated and determined by the fair value of services received.


NOTE C - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2002 and December 31, 2001, there were 4,320,000 shares outstanding. The Company has not paid a dividend to its shareholders.

Common stock issuances:
-----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000.

                              MONSTERFIT.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE D - INCOME TAXES:
----------------------

The Company had a corporate net operating loss of $1,054 through December 31, 2001. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:  2021          $1,054

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:

         Deferred tax assets:
         Net operating loss carryforwards                           $( 1,054)
         Valuation allowance                                           1,054
         Total deferred income tax assets                               -0-
         Total deferred income tax liabilities                          -0-
                                                                    --------
         Net deferred income tax assets                             $   -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                 (34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset    34%
                                                                    --------
         Effective tax rate                                            0%


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

A shareholder contributed $2,087 in capital to the Company in 2000 and $4,274 in capital to the Company in 2001. In addition, a shareholder paid $25,000 for the new website in 2001on behalf of the Company.

     No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                          2
Corporate Information                                                       2
Risk Factors                                                                3
Forward Looking Statements                                                  6
Use of Proceeds                                                             6
Dilution                                                                    7
Plan of Distribution                                                        9
Description of Business                                                     9
Plan of Operations                                                          14
Description of Property                                                     17
Director's, Executive Officers and Significant Employees                    17
Remuneration of Officers and Directors                                      18
Interest of Management and Others in Certain Transactions                   19
Principal Shareholders                                                      20
Securities Being Offered                                                    20
Relationship with Issuer of Experts Named in Registration Statement         21
Legal Proceedings                                                           21
Changes In and Disagreements with Accountants on Accounting
     and Financial Disclosure                                               21
Disclosure of Commission Position of Indemnification for
     Securities Act Liabilities                                             21
Legal Matters                                                               22
Experts                                                                     22
Dividend Policy                                                             22
Transfer Agent                                                              22
Financial Statements                                                        F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

     All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

     The  following  table sets forth a  reasonable  itemized  statement  of all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                      Minimum       Maximum
                                                      ---------------------
        SEC Registration Fee                          $   269       $   269
        Printing and Engraving Expenses                 2,000        19,000
        Legal Fees and Expenses                         5,000         5,000
        Edgar Fees                                      1,800         1,800
        Accounting Fees and Expenses                    2,500         2,500
        Blue Sky Fees and Expenses                      5,000         5,000
        Miscellaneous                                     200           200
                                                      -------       -------
                  TOTAL                               $16,769       $33,769

Item 15.          Recent Sales of Unregistered Securities

        The Company sold on August 2, 2000 to its founder 4,000,000 shares of common stock which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.


        The Company issued 200,000 shares on August 28, 2000 to an unrelated company, Art Xpectations, LLC in consideration for building and developing the website. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 120,000 shares along with $6,000 on October 25, 2001 to unrelated individuals in consideration for the purchase of Monsterfit.com, Inc., now a subsidiary of the Company. The purchase was effective July 1, 2001. This stock was valued at $24,000 or $0.20 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 25, 2001, the individuals received the 120,000 shares in exchange for their shares of Monsterfit.com, Inc., the shares of stock valued at $0.20 per share or a total of $24,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.         Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.                  Identification of Exhibit
   3.1    -      Articles of Incorporation
   3.2*   -      By Laws
   4.2*   -      Specimen Stock Certificate
  10.1    -      Stock Purchase Agreement for the stock of Monsterfit.com, Inc.
  10.6*   -      Form of Subscription Agreement
  23.1*   -      Opinion of T Alan Owen & Associates, P.C., Attorneys at Law
  23.2*   -      Consent of T Alan Owen & Associates, P.C., Attorneys at Law
  23.3    -      Consent of Charles E. Smith, Certified Public Accountant

* Filed previously

Item 17.        Undertakings
                The Registrant hereby undertakes to:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
          (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.

          (iii) Include any additional or changed material information on the plan of distribution.


     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                             Mentor Promotions, Inc.


                                             By:  /s/ Mark Wells
                                                  -------------------------
                                                      Mark Wells, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature             Title                        Date
-----------------     ----------------------       ----------------


 /s/ Mark Wells       President, Secretary,
 --------------       Treasurer; Director          August 12, 2002
     Mark Wells